FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 7 – 9 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August  15, 2017, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1744 U.S. dollar (EUR 0.8515 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended June 30, 2017	1.1411	1.1181	1.1420	1.0606

(1)       The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2017 through August (through August 11) 2017, published on a weekly basis by the Federal Reserve Bank of New York.

2017	High	Low
May	1.1236	1.0869
June	1.1420	1.1124
July	1.1826	1.1336
August (through August 11)	1.1880	1.1724

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2017

The following information is derived from Rentenbank’s press release of August 10, 2017, announcing certain preliminary results for the six months ended June 30, 2017. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2017. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, consolidated annual financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated annual financial statements for 2017 to be announced at a press conference and published in April 2018.

In the first half of 2017, Rentenbank extended low-interest special promotional loans of EUR 3.6 billion, increasing its new business in special promotional loans by 7.8% compared to the same period in 2016. This was propelled by growth in the Renewable Energy promotional line, which saw its loan commitments double.

In the Renewable Energy promotional line, new business in special promotional loans doubled, climbing from EUR 0.7 billion to EUR 1.5 billion. Of this volume, EUR 1.2 billion was accounted for by wind turbines (as compared to EUR 0.6 billion in the first half of 2016). Thereof, EUR 425 million (as compared to EUR 179 million in the first half of 2016) was attributable to the Community Wind Farms program, involving financial participation of local residents and farmers. The financing of photovoltaic installations and biogas plants also exceeded the figure for the previous year.

In the Agriculture promotional line, demand for loans for buildings and machinery as well as land finance was on the rise compared to the first half of 2016. However, new business in this promotional line declined by 2.7% to EUR 1.1 billion as only a small number of agricultural enterprises were in need of liquidity assistance loans. The demand dropped from EUR 89 million in the prior-year period to EUR 6 million in the first half of 2017.

In the Agribusiness promotional line, Rentenbank committed a total of EUR 443 million (as compared to EUR 508 million in the first half of 2016), primarily for machinery, buildings, and production inputs. In the Rural Development promotional line, new business of EUR 533 million was also below the previous year’s high figure (as compared to EUR 906 million in the first half of 2016).

Euro as the main issuance currrency

To refinance its promotional business, Rentenbank raised EUR 7.2 billion in medium and long-term funding in the first half of 2017 (as compared to EUR 7.4 billion in the first half of 2016). The funding volume thus covered approximately two-thirds of the planned EUR 11 billion target for 2017. The Euro Medium Term Note program (EMTN) remained the most important funding instrument, contributing EUR 5.9 billion (as compared to EUR 6.9 billion in the first half of 2016) or more than 80% to total funding. In the first half of 2017, EUR was the largest source of funding, representing 63% (as compared to 39% in the first half of 2016) of total issuance. It was followed by USD and AUD, accounting for 12% (as compared to 37% in the first half of 2016) and 11% (as compared to 5% in the first half of 2016) of the funding volume, respectively.

Earnings remain satisfactory

In the first half of 2017, the operating profit before provision for loan losses and valuation (in accordance with HGB) amounted to EUR 112.5 million (as compared to EUR 136.9 million in the first half of 2016), down by 17.8% compared to the prior-year period. Net interest income fell by 7.0% to EUR 152.8 million in the first half of 2017 (as compared to EUR 164.3 million in the first half of 2016), mainly due to higher margins on maturing securities and loans, and lower margins within new business in standard promotional loans and securitized promotional business, as well as higher expenses on the promotional contribution for the special promotional loans. Administrative expenses increased by 8.3% to EUR 34.1 million, largely driven by higher expenses related to IT projects, banking supervision, and personnel. Other operating income/expenses decreased by EUR 9.9 million year-on-year, the first half of 2016 having been marked by one-off effects. In contrast, there were no corresponding one-off effects in the first half of 2017.

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Net interim income increased significantly to EUR 188.4 million (as compared to EUR 136.1 million in the first half of 2016). Apart from the operating profit before provision for loan losses and valuation (down during the first half of 2016), it included positive one-off effects of EUR 75.9 million in total (as compared to EUR -0.8 million in the first half of 2016). A parameter change led to a significant reduction in the portfolio valuation allowance by EUR 15.0 million to EUR 3.6 million. Furthermore, an intragroup transaction as well as the sale of EU government bonds, which was conducted to further mitigate credit risk, resulted in one-off income of EUR 60.9 million.

Continued growth in total assets

Total assets (in accordance with HGB) stood at EUR 87.5 billion at the end of June 2017, a slight increase compared to EUR 86.3 billion at year-end 2016. Loans and advances to banks, including cash and balances with central banks, rose to EUR 59.1 billion (as compared to EUR 57.8 billion as at December 31, 2016), accounting for 68% of total assets (a compared to 67% as at December 31, 2016). Securitized liabilities of EUR 72.8 billion (as compared to EUR 70.0 billion as at December 31, 2016) were the largest item on the liability and equity side of the balance sheet, representing a share of 83% (as compared to 81% as at December 31, 2016). Own funds reported on the balance sheet (including subordinated liabilities) decreased by 4.3% compared to year-end 2016, due to maturing subordinated liabilities. As of June 30, 2017, own funds reported on the balance sheet amounted to EUR 4.7 billion.

Operating profits under IFRS

As key drivers of operating profit, net interest income declined and administrative expenses rose in line with the changes reported under HGB. In accordance with IFRS, the one-off effects arising from the sale of government bonds and the reversal of allowance for credit losses were taken into account in the operating profit, which thus saw an overall increase.

Improved capital ratios

Compared to year-end 2016, the capital ratios in accordance with the Capital Requirement Regulation (CRR) increased, resulting from the addition of the previous year’s net profit in the second quarter of 2017. The Tier 1 capital ratio strengthened to 26.7% (as compared to 23.2% as at December 31, 2016), the total capital ratio to 29.0% (as compared to 25.7% as at December 31, 2016). Both ratios were thus well in excess of the regulatory requirements applicable to Rentenbank.

The leverage ratio increased to 4.5% (as compared to 4.0% as at December 31, 2016), mainly owing to the addition of the previous year’s net profit to Tier 1 capital. It was thus above the proposed regulatory minimum of 3.0%, which is currently being discussed in the context of the adoption of CRR II.

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Key Figures as of June 30, 2017

1.		New business	1. Half-year 2017	1. Half-year 2016	Change %
		Special Promotional Loans (EUR millions)
	Total		3,622	3,359	7.8
	thereof:	Agriculture	1,098	1,129	-2.7
		Renewable Energy	1,481	733	102.1
		Rural Development	533	906	-41.2
		Agribusiness	443	508	-12.7

		Standard Promotional Loans	1,597	1,130	41.3
		Securitized Promotional Business	1,432	1,877	-23.7
		Total New Promotional Business	6,651	6,367	4.5

		Funding of promotional business (EUR billions)
		Medium- and long-term funding	7.2	7.4	-2.7
	thereof:	EMTN	5.9	6.9	-14.5
		AUD MTN	0.8	0.3	166.7
		Other	0.5	0.2	150.0

2.		Balance sheet in accordance with the German Commercial Code (HGB) (EUR billions)	June 30, 2017	December 31, 2016	Change %
		Total assets	87.5	86.3	1.4
		Loans and advances to banks (inlcuding cash and balances with central banks)	59.1	57.8	2.2
		Securities portfolio	16.0	17.8	-10.1
		Securitized liabilities	72.8	70.0	4.0
		Own funds reported on the balance sheet (in € millions)	4,701	4,911	-4.3

3.		Income statement in accordance with the German Commercial Code (HGB) (EUR millions)	1. Half-year 2017	1. Half-year 2016	Change %
		Net interest income	152.8	164.3	-7.0
		Administrative expenses	34.1	31.5	8.3
		Operating result before provision for loan losses and valuation	112.5	136.9	-17.8
		Interim net income	188.4	136.1	38.4

4.		Consolidated statement of comprehensive income in accordance with IFRS (EUR millions)	1. Half-year 2017	1. Half-year 2016	Change %
		Operating profit before net gains and losses from fair value and hedge accounting	153.9	124.8	23.3
		Net gains/losses from fair value and hedge accounting	145.5	-155.6	-
		Other comprehensive income	-23.8	4.0	-
		Group’s total comprehensive income	275.6	-26.8	-

5.		Capital ratios (%)	June 30, 2017	December 31, 2016	Change %
		Total Capital ratio	29.0	25.7	12.8
		Tier 1 Capital ratio	26.7	23.2	15.1
		Leverage ratio	4.5	4.0	12.5

Due to rounding, figures and percentages may not add up precisely to the totals provided.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.5	1.8
3rd quarter 2016	0.2	1.7
4th quarter 2016	0.4	1.8
1st quarter 2017	0.6	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.6% after price, seasonal and calendar adjustments in the first quarter of 2017 compared to the fourth quarter of 2016. Compared to the previous quarter, positive contributions came both from domestic and foreign demand. Gross fixed capital formation increased substantially. Due in part to the mild weather, gross fixed capital formation in construction increased by 2.3% compared to the fourth quarter of 2016. Gross fixed capital formation in machinery and equipment increased by 1.2% compared to the previous quarter. Households and the general government increased their final consumption expenditure by 0.3% and 0.4%, respectively, at the beginning of the year. In addition, the balance of exports and imports contributed to growth as exports increased more than imports.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 1.7% in the first quarter of 2017 compared to the corresponding period in 2016, largely in line with an increase of 1.8% in the fourth quarter of 2016 and of 1.7% in the third quarter of 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 1st quarter of 2017, press release of May 23, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/05/PE17_169_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7
October 2016	0.2	0.8
November 2016	0.1	0.8
December 2016	0.7	1.7
January 2017	-0.6	1.9
February 2017	0.6	2.2
March 2017	0.2	1.6
April 2017	0.0	2.0
May 2017	-0.2	1.5
June 2017	0.2	1.6
July 2017	0.4	1.7

In July 2017, consumer prices in Germany rose by 1.7% compared to July 2016. The inflation rate as measured by the consumer price index thus increased slightly for the second consecutive month. A rate somewhat higher than the one in July 2017 was last measured in April 2017 (+2.0%). Energy prices increased by 0.9% in July 2017, compared with July 2016. The increase in energy prices was thus considerably smaller than the overall price increase. The prices for mineral oil products increased by 2.0% (heating oil: +5.4%; motor fuels: +1.3%) and electricity prices by 1.9%, while gas prices decreased by 1.9% in 2017 compared to a year earlier.

Food prices in July 2017 increased by 2.7 % compared to July 2016. Excluding the prices of food and all types of energy, the inflation rate in July 2017 would have been +1.7% compared to July 2016. Overall, the prices of goods and services increased by 1.7% in July 2017 compared to July 2016. The increase in service prices by 1.8% in July 2017 compared to a year earlier, was mainly due to an increase in net rents exclusive of heating expenses.

Compared to June 2017, the consumer price index increased by 0.4% in July 2017. In particular, the prices of package holidays and air tickets increased by 14.7% and 7.4%, respectively, in July 2017 compared to June 2017. The prices for energy increased by 0.3% in July 2017 compared to June 2017. Food prices in July 2017 also increased by 0.3% in July 2017 compared to the previous month.

Source: Statistisches Bundesamt, Consumer prices in July 2017: +1.7% on July 2016, press release of August 11, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/08/PE17_272_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2016	4.2	4.2
July 2016	4.2	4.2
August 2016	4.1	4.1
September 2016	3.7	4.1
October 2016	3.9	4.0
November 2016	3.9	4.0
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9
March 2017	4.0	3.9
April 2017	4.2	3.9
May 2017	3.7	3.9
June 2017	3.6	3.8

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 657,000 persons, or 1.5%, from June 2016 to June 2017. Compared to May 2017, the number of employed persons in June 2017 increased by approximately 45,000, or 0.1%, after adjustment for seasonal fluctuations.

In June 2017, the number of unemployed persons declined by approximately 236,000 compared to June 2016. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2017 declined by approximately 20,000, or 1.2%, compared to May 2017.

Sources: Statistisches Bundesamt, Robust upward trend in employment continues in June 2017, press release of June 31, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/07/PE17_259_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to June 2017	January to June 2016
Trade in goods, including supplementary trade items	134.4	142.0
Services	-7.4	-7.4
Primary income	20.1	17.5
Secondary income	-26.8	-17.8

Current account	120.4	134.4

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2017: +0.7% on June 2016, press release of August 8, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/08/PE17_268_51.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on 15th of August, 2017.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Speaker of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director